FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Result of Annual Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 31, 2008	By:	/s/ NamJu Kim
		Name:	NAM JU KIM
		Title:	Chief Executive Officer

Item 1
Results of Annual Shareholders' Meeting

1. Approval of Financial Statements
The 8th Year (Unit : Mil. KRW)
- Total Assets	158,157		- Sales	28,216
- Total Liabilities	17,155		- Operating Income	-13,999
- Capital Stock	6,487		- Net Income	-9,536
- Total Shareholders' Equity	141,002		* Earnings per Share (KRW)	-774
* External Auditor's Opinion			Unqualified
2. Dividend Decision
a. Cash Dividend	Dividend per Share (KRW)	Common Shares	Year-end Dividend	-
			InterimㆍQuarterly Dividend	-
		Preferred Shares	Year-end Dividend	-
			InterimㆍQuarterly Dividend	-
	Total Dividends (KRW)		-
	Dividend Rate to Market Value (%) (Including Interim Dividend)	Common Shares	-
		Preferred Shares	-
b. Stock Dividend	Stock Dividend Rate (%)	Common Shares	-
		Preferred Shares	-
	Total Stock Dividends	Common Shares	-
		Preferred Shares	-

3. Appointment of Directors, etc.(As of the Appointment Date)
a. Details of Appointment
*Election of directors (6)
-Director : Seong-Hoon Joo, Yong-Seo Choi,
Hyung-Cheol Kim
- Outside Director :Beom-Soo Seo, Young-Bong Yoon, Young-Hwan Choi
* Election of Members of Audit Committee(4)
- Director that Will Become Member of Audit Committee : Seong-Hoon Joo
- Outside Director that Will Become Members of Audit Committee: Beom-Soo Seo, Young-Bong Yoon, Young-Hwan Choi

b. Number of Outside Directors after Appointment	Total Number of Directors	8
	Total Number of Outside Directors	3
	Outside Director Appointment Ratio(%)	37.5
c. Number of Auditors after Appointment	Standing Auditor	-
	Non-Standing Auditor	-
d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors	3
	Members of Audit Committee who are not Outside Directors	1

4. Details of Other Resolutions
Agenda 1. Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 8th Fiscal Year
à Approved according to the original suggestion
Agenda 2. Approval of Stock Option Granted by the Board of Directors
à Approved according to the original suggestion
Agenda3-1: Amendment of Article 33 of Articles of Incorporation
àRejected
Agenda 3-2: Amendment of Article 34 of Articles of Incorporation
àRejected
Agenda 4. Removal of Director (Director to be Removed: Gil-Seop Song)
àRejected
Agenda 5. Adoption of Split Election Method as the Method for the Election of Directors that Will Become Members of the Audit Committee
àRejected
[Agenda No. 6 and Agenda No. 7 if election in collective method decided]
Agenda 6. Election of Director (6)
Seong-Hoon Joo, Yong-Seo Choi, Hyung-Cheol Kim, Beom-Soo Seo, Young-Bong Yoon, Young-Hwan Choi are elected
Agenda 7. Election of Members of Audit Committee (4)
Seong-Hoon Joo, Beom-Soo Seo, Young-Bong Yoon, Young-Hwan Choi are elected
Agenda No. 6-1, 6-2 and Agenda No. 7 if election in split method decided
àWithdrawal the Proposal due to the rejection of Agenda 5.
Agenda 8.Approval of Limitation on Remuneration for Directors
à Approved according to the original suggestion
Agenda 9. Election of Examiner
àRejected

5. Date of Shareholders' Meeting	03/28/2008
6. Other	-
	※ Relevant Disclosure	-

[Details of elected Directors]

Name	Date of Birth	Term	Newly elected/reelected	Career	Present Post	Education	Nationality
Seong-Hoon Joo	1973.03.20	3 years	Newly Elected	- Kim, Choi & Lim Lawfirm	Attorney	- Hanyang University	Korea
Yong-Seo Choi	1969.08.01	3 years	Newly Elected	- Microsoft	CIO, Webzen	- SeoKang University Graduate School	Korea
Hyung-Cheol Kim	1974.01.10	3years	Newly Elected	- KPMG; Sandong Accounting Firm; Daum Communications	CFO, Webzen	- Korea University	Korea

[Details of elected Outside Directors]

Name	Date of Birth	Term	Newly elected/reelected	Career	Present Post	Education	Nationality
Beom-Soo Seo	1968.07.04	2 years	Newly Elected	Onnuri Legal Corp	Attorney	-	Korea
Young-Bong Yoon	1968.12.19	2 years	Newly Elected	Samil Accounting Firm; Samdeok Accounting Firm	CPA	-	Korea
Young-Hwan Choi	1980.02.19	3years	Newly Elected	Monitor Consulting Group	Management Consultant	-	Korea

[Details of elected Auditing Committee]

Name	Date of Birth	Term	Newly elected/ reelected	Career	Present post	Education	Nationality
Seong-Hoon Joo	1973.03.20	3 years	Newly Elected	- Kim, Choi & Lim Lawfirm	Attorney	- Hanyang University	Korea
Beom-Soo Seo	1968.07.04	2 years	Newly Elected	Onnuri Legal Corp	Attorney	-	Korea
Young-Bong Yoon	1968.12.19	2 years	Newly Elected	Samil Accounting Firm; Samdeok Accounting Firm	CPA	-	Korea
Young-Hwan Choi	1980.02.19	3years	Newly Elected	Monitor Consulting Group	Management Consultant	-	Korea